UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

128, Boulevard de la Pétrusse
L-2330, Luxembourg

Grand Duchy of Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

Corporación América Airports S.A. (the “Company”) held its annual general meeting of shareholders (the “General Meeting”) on Wednesday, May 22, 2024, at 10:00 a.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the General Meeting.

Results of the Meeting

1.            Presentation of the annual accounts of the Company for the financial year ended December 31, 2023 (the “2023 Financial Year”), of the consolidated financial statements for the 2023 Financial Year as well as the management report and independent auditor’s report for the 2023 Financial Year.

The General Meeting acknowledged the presentation of the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2023 Financial Year and the Company’s annual accounts for the 2023 Financial Year (together, the “Financial Statements”), the management report and independent auditor’s report for the 2023 Financial Year.

2.            Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The General Meeting resolved to approve the Financial Statements, the management report and acknowledged the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg act on commercial companies dated August 10, 1915, as amended.

3.            Allocation of results for the 2023 Financial Year.

The General Meeting acknowledged that the Company has made a profit with respect to the 2023 Financial Year in an aggregate amount of U.S.$74,857,371.41 (seventy-four million eight hundred fifty-seven thousand three hundred seventy-one US dollars and forty-one cents) (the “Profit”).

The General Meeting resolved to allocate 5% of the Profit made during the 2023 Financial Year and therefore to allocate an amount of U.S.$3,742,868.58 (three million seven hundred forty-two thousand eight hundred sixty-eight US dollars and fifty-eight cents) to the legal reserve, in accordance with article 461-1 of the Companies Act.

The General Meeting further resolved to set-off a portion of the losses incurred by the Company during the previous financial years and brought forward in an amount of U.S.$36,967,419.60 (thirty-six million nine hundred sixty-seven thousand four hundred nineteen US dollars and sixty cents) against the remainder of the Profit in an amount of U.S.$34,147,083.23 (thirty-four million one hundred forty-seven thousand eighty-three US dollars and twenty-three cents).

4.            Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2023 Financial Year.

The General Meeting resolved to grant discharge (quitus) to the members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2023 Financial Year.

5.            Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The General Meeting resolved to approve, authorise and, to the extent necessary, ratify the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2023 Financial Year, to an aggregate amount of EUR 396,333.33 (three hundred ninety-six thousand three hundred thirty-three euro and thirty-three cents).

 6.            Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2023.

The General Meeting resolved to renew the mandate of PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2024, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal and Compliance

By:	/s/ Jorge Arruda Filho
Name: Jorge Arruda Filho
Title: Chief Financial Officer

Date: May 23, 2024